EXHIBIT 11(a)(28)
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    [Form of letter dated August 26, 1999, from Gary L. Neale, Chairman,
     President and Chief Executive Officer of Parent, to stockholders of the Company]


                   [Letterhead of Gary L. Neale, Chairman,
              President and Chief Executive Officer of Parent]


                                 August 26, 1999


   Dear Columbia Shareholder:

   I want to brief you on an important development in our lawsuit to prohibit Columbia from making false and misleading statements about our tender offer - statements that we believe improperly impede our efforts to acquire Columbia. On August 20 the Delaware Federal Court ruled that the discovery process in this case should continue despite efforts on the part of Columbia to stop it.

   The Court's denial of Columbia's motion to stay discovery enables the discovery process, including depositions of key participants, to proceed promptly. Through this process we intend to uncover information supporting our claims that Columbia violated the Williams Act, which prohibits companies from issuing false statements regarding a tender offer.

   Separately, the legal actions that we and several other shareholders have brought against Columbia and its board of directors in the State Courts in Delaware - to permit shareholders to vote on the election of Columbia's fifth Class III director and to prevent their enlarged buyback program - are proceeding.

   You also may have heard about legislation being introduced in Ohio that will require utility companies initiating a takeover to file an application with the Public Utilities Commission of Ohio for review.
   The bill calls for a regulatory review that is similar in nature to those required in other states involved in this transaction, and we would certainly be prepared to comply with all required PUCO filings if this legislation is adopted.

   We firmly believe that our actions are in the best interests of you, the Columbia shareholder. Thank you for your continued support of our offer. I urge you to call me or our Assistant Treasurer, Dennis Senchak, to discuss this or any other matters that concern you.

   Best regards,








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   This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group.
   Such offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its October 15, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

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